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BD 3/10

08028738

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 AND ENDING December 31, 2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PCS Dunbar Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Manhattanville Road
(No. and Street)

Purchase NY 10577
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Staudinger (914) 694-3700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schwartz & Company, LLP
(Name – *if individual, state last, first, middle name*)

2580 Sunrise Highway Bellmore, New York 11710
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008 E
THOMSON
FINANCIAL

SEC
Mail Processing
Section
FEB 29 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KD 3/20

OATH OR AFFIRMATION

I, David Staudinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PCS Dunbar Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

MICHELLE JANNIELLO
Notary Public, State Of New York
No.01JA6085119
Qualified In New York County
Commission Expires December 23, 2000

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Members' Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PCS DUNBAR SECURITIES, LLC
FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PCS DUNBAR SECURITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2007

CONTENTS

SCHWARTZ & COMPANY, LLP

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Members of
PCS Dunbar Securities, LLC

We have audited the accompanying statement of financial condition of PCS Dunbar Securities, LLC, as of December 31, 2007, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PCS Dunbar Securities, LLC, as of December 31, 2007, the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schwartz & Company, LLP

Bellmore, New York
February 28, 2008

PCS DUNBAR SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 3,137,496
Receivable from broker	1,518,203
Prepaid client service costs	798,597
Investments in equities, at market value	62,017
Prepaid expenses and other current assets	75,761
Current assets	5,592,074
Office equipment, net of accumulated depreciation of $44,485	68,908
Total assets	$ 5,660,982

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 450,005
Accrued client service costs	1,833,791
Capital withdrawals payable	1,000,000
Investments sold short, at market value	48,750
Total liabilities	3,332,546
Members' equity	2,328,436
Total liabilities and members' equity	$ 5,660,982

See accompanying notes and auditors' report

PCS DUNBAR SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues	
Commissions	$ 16,277,660
Interest income	58,782
Rebate income	35,000
Dividend income	32,586
Total revenues	16,404,027
Expenses	
Client service fees	8,299,581
Floor brokerage, exchange, and clearance fees	1,443,927
Clearing costs and commissions	1,404,409
Employee compensation and benefits	1,143,279
Rent and office expenses	696,052
Travel and entertainment	214,152
Professional fees and contract services	86,765
Depreciation	36,985
Total expenses	13,325,150
Net income	$ 3,078,877

See accompanying notes and auditors' report

PCS DUNBAR SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

Members' equity - January 1, 2007	$ 3,122,661
Contributions from members	4,515
Distributions to members	(3,877,617)
Net income	3,078,877
Members' equity - December 31, 2007	$ 2,328,436

See accompanying notes and auditors' report

PCS DUNBAR SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:	
Net income	$ 3,078,877
Adjustments to reconcile net income to net cash provided by operating activites:	
Depreciation expense	36,985
(Increase) decrease in assets:	
Receivable from broker	(620,350)
Prepaid client service costs	13,398
Investments in equities, at market value	(62,016)
Prepaid expenses and other current assets	(15,138)
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	161,891
Accrued client service costs	939,035
Investments sold short, at market value	48,750
Net cash provided by operating activities	3,581,432
Cash flows used in investing activities:	
Payments for office equipment	(60,342)
Cash flows used in financing activities:	
Distributions to members	(3,877,617)
Change in capital withdrawals payable	1,000,000
Contributions from members	4,515
Net cash used in financing activities	(2,873,102)
Net increase in cash	647,987
Cash and cash equivalents - beginning of year	2,489,509
Cash and cash equivalents - end of year	$ 3,137,496
Supplemental disclosures of cash flow information:	
Interest expense	$ 39,148

See accompanying notes and auditors' report

Note 1: Operations and Structure

PCS Dunbar Securities, LLC (the "Company"), is a limited liability company organized under the laws of the State of Delaware. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934, and is also a member of the National Association of Securities Dealers, Inc ("NASD"). The Company commenced operations on January 10, 2005. The Company primarily provides independent research products to institutional investors under soft dollar arrangements in which a broker-dealer provides research to a customer in return for a certain volume of commission revenue from that customer. The Company also engages in institutional brokerage of over the counter and listed equities on an unsolicited and agency basis.

The Company does not carry accounts for customers or perform custodial functions related to securities. The Company clears its securities transactions on a fully disclosed basis through its clearing broker.

Note 2: Summary of Significant Accounting Policies

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include money market accounts, overnight deposits, certificates of deposit, and all other highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Commissions

Commissions are recorded on a trade date basis, as securities transactions occur. The Company conducts a portion of its business within the safe harbor of Section 28(e) of the Securities Exchange Act of 1934, as amended. In that regard, the Company executes brokerage transactions for investment advisors, money managers, and plan sponsors ("Money Managers") at a negotiated commission rate. As an incentive to use the Company's services for the execution of such brokerage transactions, the Company has developed a system to provide third-party research services to Money Managers based upon the frequency of use of its services.

The amount of third-party research services that the Company will furnish to the Money Managers is based on the amount of commissions that the Company receives or expects to receive for execution of brokerage transactions and is measured by the Company in terms of commission total balance, commissions paid less research provided. It is understood by the Money Managers and the Company that the commission total balance is not redeemable in cash and, when redeemed, may only be used to obtain third-party research services through the Company. The accumulated commission total balance of Money Managers is reduced when such Money Managers request the Company to provide third-party research services.

Note 2: Summary of Significant Accounting Policies (continued)

Amounts relating to Money Managers with a positive commission total balance are reflected in the accompanying statement of financial condition as accrued client service costs. Such amounts represent the estimated third-party research services to be provided to Money Managers from whom the Company has earned commissions for execution of brokerage transactions. Amounts relating to Money Managers with a negative commission total balance are reflected in the accompanying statement of financial condition as prepaid client research costs. Such amounts represent the amount of research services paid on behalf of Money Managers for which future commissions are expected to be received. The provision for uncollectible negative commission total balance is determined under the direct write-off method, which is not materially different from the allowance method.

Income Taxes

The Company is a limited liability company, and shall be treated as a partnership for tax purposes. There will be no provision for Federal and New York State income taxes as the Company's income or losses and credits will be passed to the members and combined with other personal income and deductions to determine taxable income on their tax returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3: Exemption from Rule 15c3-3

The Company is exempt under Rule 15c3-3 of the Securities and Exchange Commission as it does not maintain customers' accounts and it does clear all transactions with a broker/dealer (clearing agent) who does maintain such a special reserve.

Note 4: Net Capital Requirement

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of approximately $1,340,000 compared to the minimum net capital requirement of $222,000.

Note 5: Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to its clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short positions are carried on the books of the clearing brokers. In accordance with these clearance agreements, the Company has agreed to indemnify these brokers for losses the clearing brokers may sustain from customer accounts introduced by the Company. It is not practicable to estimate the fair value of the indemnity clause; however, the Company does not anticipate that it will incur any losses as a result of the indemnification.

In the normal course of business, the Company's activities may expose the Company to risk in the event brokers, dealers or clearing organizations are unable to fulfill their contractual obligations.

The Company maintains cash and cash equivalents with various financial institutions, some of which are not insured under the federal depository insurance program. At December 31, 2007, the Company had cash in excess of federally insured limits of $3,217,909.

Note 6: Commitments and contingencies

The Company has future obligations under its office space sublease. This sublease contains increases in rental payments over base year amounts.

The rent expense related to this lease for the year ending December 31, 2007 is $90,867. The Company issued an irrevocable letter of credit of $40,000 as a security deposit for its office, which is included in other current assets as of December 31, 2007. The Company is required to maintain this letter of credit throughout the duration of the lease, which expires in May 2008 with future minimum rental payments through that date amounting to $32,429. The Company plans to renew its lease.

Note 7: Employee Benefit Plans

The Company established a 401(k) profit sharing plan and a defined benefit plan for all eligible employees in June 2005 and January 2006, respectively. Employees may contribute a percentage of their salaries, as defined in the plan, subject to the limitations of the Internal Revenue Code. No contributions to the 401(k) profit sharing plan were made by the Company for the year ended December 31, 2007 and $300,000 was paid as pension expense during 2007.

Note 8: Subsequent Events

In January 2008, the Company paid capital withdrawals of $1,000,000, which is included in the capital withdrawals payable on the statement of financial condition.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2007

PCS DUNBAR SECURITIES, LLC
SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Total members' equity qualified for net capital		$ 2,328,436
Deductions and/or charges:		
Non-allowable assets:		
Prepaid client service costs	$ 798,597	
Office equipment	68,908	
Prepaid expenses and other current assets	75,761	
Total non-allowable assets		943,266
Net capital before haircuts		1,385,170
Haircuts on short term fund		35,776
Net capital		$ 1,349,394
Aggregate indebtedness		$ 3,332,546
Computation of basic net capital requirement		
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 222,170
Minimum net capital requirement		$ 5,000
Excess net capital ($1,349,394 - $222,170)		$ 1,127,224
Percentage of aggregate indebtedness to net capital		247%

PCS DUNBAR SECURITIES, LLC
SCHEDULE II: RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2007

Net capital, as reported in Company's Part-II A Focus Report (unaudited)	$ 2,323,929
Add:	
Increase in net capital due to net audit adjustments	96,628
Less:	
Withdrawals within the next six months	(1,000,000)
Increase in non-allowable assets due to net audit adjustments	(58,790)
Increase in accounts payable	(12,373)
Net capital, as adjusted	$ 1,349,394

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
PCS Dunbar Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedule of PCS Dunbar Securities, LLC (the "Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives . Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., Suite 3350
New York, NY 10017
212.681.8018 • fax: 212.286.8636

5499 N. Federal Highway, Suite K
Boca Raton, Fl. 33487
561.998.0222 • fax: 561.998.0237

www.schwartz-cpas.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions of that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above. We did note a lack of application of Statement of Financial Accounting Standards 150 (SFAS 150). An audit reclassification approved by management included reclassification of withdrawals subsequent to year-end from equity to liability.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report recognizes that it is practicable in an organization the size of the PCS Dunbar Securities, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schwartz & Company, LLP

Bellmore, New York
February 28, 2008

END